

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2020

Jinlong Yang
Chief Executive Officer
MingZhu Logistics Holdings Limited
27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

Re: MingZhu Logistics Holdings Limited
Amendment No. 4 to
Registration Statement on Form F-1
Filed April 23, 2020
File No. 333-233992

Dear Mr. Yang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1/A filed April 23, 2020

Risk Factors, page 8

1.   Please revise to provide risk factor disclosure regarding the limited ability of U.S. regulators to conduct investigations and inspections within China.

Jinlong Yang
MingZhu Logistics Holdings Limited
April 30, 2020
Page 2

        You may contact Amy Geddes, Staff Accountant, at (202) 551-3304 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Jonathan Deblinger